September 4, 2012

Mr. Ed Bartz

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, New Jersey Municipal Portfolio of Closed-End Funds Trust,
Series 1 (the “Series”)
(File No.: 333-183454) (CIK 1556509)

Dear Mr. Bartz:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Series, this letter responds to your comment received via telephone on August 30, 2012 regarding the registration statement filed on Form S-6 for the Series. The initial registration statement was filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2012 and Hennion intends to file the final “pricing” amendment to such registration statement on September 6, 2012 with such amendment becoming effective automatically pursuant to Rule 487 of the Securities Act of 1933 (“Securities Act”). The substance of your comment was that you requested that we provide a supplemental explanation of the eligibility of the registration statement for the Series on Form S-6 to become effective automatically pursuant to Rule 487.

A Securities Act registration statement for a particular series of a unit investment trust is eligible to become effective pursuant to Rule 487 if (1) the series is not the “first series” of such trust and (2) it meets the requirements set forth in Rule 487(b). More specifically, Rule 487(a) provides as follows:

A unit investment trust registered under the Investment Company Act of 1940 that files a registration statement pursuant to the [Securities] Act [of 1933] in connection with the offering of the securities of a series of the unit investment trust, except the first series of such trust, may designate a date and time for such registration statement to become effective. If the registrant complies with the conditions set forth in paragraph (b) of this section, the registration statement shall become effective in accordance with such designation.

You have questioned whether the subject Series is eligible to rely on Rule 487 because it is designated as “Series 1”. In particular, you have pointed to the phrase within Rule 487(a) that makes the rule inapplicable to “the first series of such trust”. As discussed more fully below, the current Series is not a “first series” for purposes of Rule 487 and the registration statement for the current Series will meet the requirement of Rule 487(b).

First Series

As the Commission noted in the proposing and adopting releases for Rule 487, unit investment trusts (“UITs”) differ in several respects from other investment companies. In particular, the Commission explained in the adopting release that:

The trust (and not each series of units) is registered under the Investment Company Act of 1940…However, a separate registration statement must be filed under the 1933 Act for each series issued by the trust.1

The Commission very clearly distinguished its usage of the terms “trust” and “series” for purposes of Rule 487. The usage of “trust” in the context of Rule 487 clearly refers to the overall investment company registered under the Investment Company Act of 1940 (“Investment Company Act”) while “series” refers to each separate portfolio, units of which are typically registered under the Securities Act. As a result, the phrase “first series of such trust” in Rule 487(a) refers to the very first portfolio issued under the overall investment company registered under Investment Company Act.

In the context of the subject registration statement for the current Series, Hennion has an Investment Company Act registration statement filed for the “trust” under File No. 811-21429 which applies to all Hennion “Smart Trust” series. The current Series is not the “first series” of such trust. The first “series” issued under the Investment Company Act trust registration statement was “Smart Trust, Tax Free Bond Trust, Series 1”. That first series filed a Securities Act registration statement (File No. 333-107053) that was reviewed by the staff of the Commission and declared effective on October 22, 2003. Many series have been issued since that time under separate Securities Act registration statements. Most of these Securities Act registration statements have become effective in reliance on Rule 487, however, the registration statements for a number of series were reviewed and declared effective by the Commission due to the inability to rely on Rule 487 because such series differed in some material way from previous series (i.e., did not satisfy the requirements of Rule 487(b)).

In the decades since Rule 487 was adopted, UIT sponsors have routinely filed registration statements on Form S-6 that have become effective automatically in reliance on Rule 487 where the specific series name included “Series 1” or some other similar designation.  Sponsors have generally focused on the substance of the particular trust series and content of registration statement disclosure for purposes of relying on Rule 487 with the focus on compliance with the substance of Rule 487(b)(3).

1 Automatic Effectiveness of Registration Statements Filed by Certain Unit Investment Trusts, Securities Act Release No. 33-6401, 47 Fed. Reg. 20,290 (May 12, 1982).

Requirements of Rule 487(b)

Reliance on Rule 487 is conditioned on satisfaction of certain requirements set forth in Rule 487(b). These requirements include the following:

(1)  The registrant is not engaged in the business of investing in securities issued by one or more open-end management investment companies;

(2)  A designation is made on the facing page of the registration statement on Form S-6;

(3)  The registrant identifies registration statements for one or more previous series of the trust that were reviewed and declared effective by the Commission or its staff, and makes the following representations:

(a)  That the portfolio securities deposited in the series with respect to which the registration statement is being filed do not differ materially in type or quality from those deposited in such previous series identified by the registrant; and

(b)  That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which the registration statement is being filed, the registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement of such previous series identified by the registrant;

(4)  The registrant represents that it has complied with Securities Act Rule 460;

(5)  The identification and representations provided for in paragraphs (3) and (4) are made on the signature page of the registration statement; and

(6)  If counsel prepared or reviewed such registration statement, such counsel must furnish to the Commission a written representation that such registration statement does not contain disclosures which would render such registration statement ineligible to become effective pursuant to Rule 487(a).

The registration statement for the current Series will comply with all of these requirements. The Series will satisfy condition (1) because it will not invest in any open-end funds. The Series will satisfy condition (2) because the box appearing on the facing page of the final “pricing” amendment to Form S-6 will be checked that will state “Check box if it is proposed that this filing will become effective on September 6, 2012 at 10:00 a.m. pursuant to Rule 487”. The Series will satisfy conditions (3)-(5) because the signature page to the final amendment to the registration statement that will be filed on September 6, 2012 will include all of the required identifications and representations. In particular, such signature page will include the following:

The Registrant hereby identifies Smart Trust, Smart 10 Trust, Series 1; Smart Trust, Tax Free Bond Trust, Series 1; Smart Trust, Diversified Equity Trust, Series 1; Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2010 Series C; and Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2011 Series I for the purposes of the presentations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Finally, the Series will satisfy condition (6) because our firm’s cover letter to the final amendment to the registration statement will include the following opinion of our firm as counsel: “In our opinion the Registration Statement does not contain disclosures which would render such Registration Statement ineligible to become effective pursuant to paragraph (a) of Rule 487 under the Act.” Accordingly, the Series will satisfy all conditions of Rule 487(b) in the final pricing amendment to the registration statement on Form S-6.

It is also worth emphasizing that the current Series and the prospectus disclosure regarding such Series does not differ materially from prior Smart Trust series. The current Series will invest in shares of closed-end funds whose portfolios consist primarily of municipal bonds that provide federal and New Jersey tax-exempt income. As described above, the signature page to the final amendment to the registration statement for the current Series will identify five prior series reviewed and declared effective by the Commission. Each of these series is cited for a variety of different reasons, but it might be helpful to give a few examples. For example, Smart Trust, Tax Free Bond Trust, Series 1 was the first Smart Trust series and the staff’s review would have covered all basic Hennion UIT prospectus disclosure and also included specific disclosures regarding investment in tax-exempt securities. Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2010 Series C included disclosures regarding investment in shares of closed-end funds. That series was also the first Hennion UIT to impose a deferred sales charge (similar to the current Series) and the staff would have reviewed all deferred sales charge-related disclosures.

In addition to the foregoing registration statements, the staff of the Commission has recently given comments on registration statements for various other Hennion series, notwithstanding that such other registration statements were filed pursuant to Rule 487. In particular, among these prior series were Smart Trust, New York Municipal Closed-End Income Trust, 2011 Series M (File No. 333-178198) and Smart Trust, Tax Free Income Trust, Series 10 (File No. 333-181574). These two prior series are essentially the same as the current Series with the exception that the current Series will invest in New Jersey municipal bond closed-end funds while the others invested in New York and national municipal bond closed-end funds, respectively. In all cases, Hennion has willingly responded to the staff’s comments and made requested changes to future registration statements. All of the changes made in response to these staff comments have already been incorporated into the initial registration statement filed for the current Series. Accordingly, even as a practical matter, the staff of the Commission has already reviewed and commented on disclosures that are substantially the same as those contained in the registration statement of the current Series. Furthermore, the Commission’s staff did not question the ability of these other series to rely on Rule 487 at any time during the discussion of these other series. We are also unaware of any other UIT sponsor with respect to which the staff of the Commission is raising this question, but Hennion’s practices in connection with Rule 487 correspond to those of all other UIT sponsors.

For the foregoing reasons, we believe that the registration statement of the current Series is eligible to become automatically effective in reliance on Rule 487. If you have any questions, please feel free to call the undersigned at (312) 845-3834 or Matthew Hoffman at (312) 845-3458.

Very truly yours,

Chapman and Cutler LLP

By             /s/ SCOTT R. ANDERSON

Scott R. Anderson

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